UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 14, 2010

Evotec Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34041

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

EVOTEC AG

Form 6-K

OTHER INFORMATION

On July 14, 2010, EVOTEC AG (Frankfurt Stock Exchange: EVT, TecDAX) issued a press release announcing the signing of a definitive agreement to acquire DeveloGen, a biopharmaceutical company engaged in the discovery of novel therapeutic approaches for the treatment of metabolic and endocrine disorders, for up to € 14m in shares plus performance-related deferred payments (earn-out). The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec AG

By:	/S/ KLAUS MALECK
Klaus Maleck
Chief Financial Officer

Date: August 2, 2010

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated July 14, 2010 – Evotec Strengthens Discovery Alliance Business Through Acquisition of DeveloGen

Exhibit 99.1

‘RESEARCH NEVER STOPS’	info@evotec.com | www.evotec.com

For further information,

Please contact

Dr Werner Lanthaler

Chief Executive Officer

+49.(0)40.560 81-242

+49.(0)40.560.81-333 Fax

werner.lanthaler@evotec.com

Evotec AG

Schnackenburgallee 114

22525 Hamburg (Germany)

Evotec Strengthens Discovery

Alliance Business Through

Acquisition of DeveloGen

•	ADDS KEY METABOLIC DISEASE KNOW-HOW AND COMPLEMENTARY DRUG DISCOVERY EXPERTISE

•	ADDS TWO HIGH-VALUE ALLIANCES WITH BOEHRINGER INGELHEIM AND ANDROMEDA (TEVA)[1]

•	PURCHASE PRICE INCLUDES UP TO € 14M IN SHARES, THEREOF APPROX. €6M (IN SHARES) CONDITIONAL, PLUS A FUTURE EARN-OUT IN CASH

•	DESPITE CASH REQUIREMENTS AND TRANSACTION COSTS OF APPROX. € 2M LIQUIDITY GUIDANCE OF MORE THAN € 64M BY YEAR- END CONFIRMED

•	EVOTEC APPOINTS DR CORD DOHRMANN AS CHIEF SCIENTIFIC OFFICER AND MEMBER OF EVOTEC’S MANAGEMENT BOARD

Hamburg, Germany – 14 July 2010: Evotec AG (Frankfurt Stock Exchange: EVT, TecDAX) today announced the signing of a definitive agreement to acquire DeveloGen, a biopharmaceutical company engaged in the discovery of novel therapeutic approaches for the treatment of metabolic and endocrine disorders, for up to € 14m in shares plus performance-related deferred payments (earn-out).

Broadening Evotec’s portfolio of innovation alliances

The transaction significantly catalyses Evotec’s strategy to become the world leading drug discovery and early development partner for pharma and biotechnology companies. It immediately adds two complementary alliances to Evotec’s portfolio of core assets:

- An integrated discovery alliance with Boehringer Ingelheim on small molecules to treat insulin resistance (type 2 diabetes). In this performance-based alliance Evotec will receive ongoing research funding and may earn potential milestone payments of up to € 237m for the lead compound as well as royalty payments.

- A development partnership with Andromeda (Teva) on DiaPep277, a synthetic peptide immunomodulator to treat type 1 diabetes in pivotal Phase III clinical development. Evotec may receive royalties upon commercialisation of DiaPep277 products and significant milestones upon the successful completion of key development and regulatory

[1] DiaPep277 is being developed by Andromeda Biotech Ltd and has been partnered with Teva Pharmaceuticals Industries Ltd

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milestones.

Sharpening Evotec’s leadership role in drug discovery

The acquisition especially augments and complements Evotec’s high-end drug discovery platform and capability with DeveloGen’s target discovery, validation and in vivo/in vitro pharmacology expertise and adds core disease biology know-how in metabolic diseases. These skills further enhance Evotec’s ability to deliver high quality, innovative solutions to its partners on a global scale.

DeveloGen’s growth factor, targeting beta cell regeneration (type 1 and type 2 diabetes), which is in lead optimisation and has been funded by the Juvenile Diabetes Research Foundation, forms also part of the transaction. The most advanced lead, DG770, triggers beta cell proliferation and neogenesis and has demonstrated efficacy and safety in various preclinical models.

“Through the acquisition of core DeveloGen assets and its disease biology know-how in metabolic disorders, Evotec broadens its portfolio of high-value partnerships and adds substantial potential for milestone payments over the next years,” said

Dr Werner Lanthaler, Chief Executive Officer of Evotec AG. “Importantly, we are acquiring this value potential for our shareholders without assuming many of the risks associated with such transactions. Of the initial purchase price almost half will only be released following the achievement of defined company goals and an earn-out component secures that the additional consideration will only be paid if the programmes acquired generate revenues.”

Transaction structure reflects value potential

The purchase price consists of up to € 14m in shares and an earn-out component in cash. The € 14m in shares will be created using Evotec’s authorised capital with an attributed value per share of € 2.00. € 8m (4m shares) are issued to the sellers at closing; € 6m (3m shares) are conditional. The respective conditional shares are held in escrow and their release is subject to certain company events and representations. All shares issued are subject to a six months lock-up. In addition, DeveloGen shareholders are eligible for success-based cash payments (earn-out) based on future milestone and royalty income generated from the acquired programmes. Shareholders of 99.3 % of the DeveloGen capital have already signed up to the transaction. The deal is expected to close in August 2010.

Despite cash requirements and transaction costs of approx. €2m resulting from the acquisition, mainly for DeveloGen working capital needs, Evotec confirms all prior financial objectives. For the current fiscal year, the Company expects to grow revenues by more than 15%, to spend approximately € 10 m in R&D and to end the year 2010 with a liquidity of more than € 64 m.

Appointment of new CSO and Management Board member

Evotec appoints Cord Dohrmann, Ph.D., as Chief Scientific Officer and member of the Management Board starting September 1st 2010. Dr Dohrmann has spent over 20 years in biomedical research at leading academic institutions including the Max-Planck Institute, Harvard Medical School and the Massachusetts’ General Hospital. For the last 10 years, Dr Dohrmann served DeveloGen in various management positions including CEO, growing DeveloGen from a start-up to internationally recognised metabolic disease company with a focus on developing highly innovative therapies for diabetes.

Evotec invites you to join a conference call announcing the acquisition of DeveloGen.

EVOTEC – NEWS RELEASE

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Details of the Conference Call:

Thursday, 15 July 2010 at 09.30 a.m. CEST

08.30 a.m. BST/03.30 a.m. US Time (East Coast)

Dial-in Numbers:

Europe:

+49 (0)69 2222 9550 (Germany)

+44 (0)20 3140 8286 (UK)

US: +1 718 354 1358

Pass Code: 1046941

A simultaneous slide presentation for participants dialing in via phone is available at www.equitystory.com, password: evotec0710. You can also listen to the conference call via audio webcast including presentation slides at www.evotec.com.

If you are unable to attend, a recording will be available for 24 hours after the call at the following phone numbers: +49.(0)69.2222 2236 (Germany), +44.(0)20.7111 1244 (UK), +1.347.366 9565 (US). The access code is 1046941#. The on-demand version of the webcast will be available on our website: www.evotec.com - Investors/Events/Financial Calendar.

ABOUT EVOTEC AG

Evotec is a leader in the discovery and development of novel small molecule drugs with operational sites in Europe and Asia. The Company has built substantial drug discovery expertise and an industrialised platform that can drive new innovative small molecule compounds into the clinic. In addition, Evotec has built a deep internal knowledge base in the treatment of diseases related to neuroscience, pain, oncology and inflammation. Leveraging these skills and expertise the Company intends to develop best-in-class differentiated therapeutics and deliver superior science-driven discovery alliances with pharmaceutical and biotechnology companies. Evotec has long-term discovery alliances with partners including Boehringer Ingelheim, CHDI, Genentech, Novartis, Ono Pharmaceutical and Roche. Evotec has product candidates in clinical development and a series of preclinical compounds and development partnerships, including for example a strategic alliance with Roche for the EVT 100 compound family, subtype selective NMDA receptor antagonists for use in treatment-resistant depression. For additional information please go to www.evotec.com.

ABOUT DEVELOGEN

DeveloGen is a privately held biotechnology company based in Göttingen, Germany. The company was founded in 1997 and currently employs 21 employees. Following the transaction, DeveloGen will be fully integrated into the value chain of Evotec’s operations.

FORWARD-LOOKING STATEMENTS — Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our 2010 financial outlook and our expected financial results in future quarters, our ability to deliver on our liquidity guidance, our belief that we are on course to profitability in 2012, our expectations and assumptions concerning regulatory, clinical and business strategies, the progress of our clinical development programmes and timing of the commencement and results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements.

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In particular, the risks and uncertainties include, among other things; risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; the risk that we will not achieve the anticipated benefits of our collaborations, partnerships and acquisitions in the timeframes expected, or at all; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; the risk that competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our most recent Annual Report on

Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

EVOTEC – NEWS RELEASE